EXHIBIT (h)(2)(b)

AMENDMENT NO. 1 TO

TRANSFER AGENCY AND SERVICE AGREEMENT

This Amendment No. I (this “Amendment”) to the Agreement (as defined below), is entered into by and between those Calvert Funds set out in Schedule A of the Agreement on an individual and not joint basis (collectively, the “Funds” and individually the “Fund”) and SS&C GIDS, Inc., as successor to DST Asset Manager Solutions, Inc. (the “Transfer Agent”), as of 2 October 2024 (the “Amendment Effective Date”). Unless otherwise defined herein, all capitalized terms used in this Amendment will have the meanings given to such terms in the Agreement.

WHEREAS, the parties entered into that certain Transfer Agency and Service Agreement, dated as of July 1, 20 I 9 (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, the sufficiency of which is hereby acknowledged by both parties, the parties hereby amend the Agreement and agree to other terms and conditions as follows:

I.	Scope of Amendment. Except as expressly set forth in this Amendment, nothing in this Amendment shall be deemed to modify any of the provisions of the Agreement, and all other terms, conditions, and obligations set forth in the Agreement, and any and all rights and remedies available under or in connection with the Agreement, shall remain in full force and effect in accordance therewith. This Amendment and the Agreement are the complete agreements between the parties hereto regarding the subject matter herein. There are no conditions, understandings, agreements, representations, or warranties, express or implied, which are not specified herein.

Notwithstanding anything to the contrary in the Agreement, nothing in this Amendment shall constitute a waiver of any past, present, or future right, power, remedy, or cause of action arising for or maintained by either party. With regard to the subject matter herein, in the event of a conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment take precedence and control.

All references to “DST Asset Manager Solutions, Inc.” in the Agreement are hereby changed to “SS&C GIDS, Inc.”

II.	Amended Terms and Conditions.

I.	Section 7.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

“7.2. The Fund shall not be responsible for, and the Transfer Agent shall indemnify and hold the Fund and its directors, officers, employees, affiliates, and subsidiaries (the “Fund lndemnitees”), harmless from and against any losses, damages, costs, charges, documented counsel fees (including the defense of any lawsuit in which the Fund or affiliate is a named party), payments, expenses and liability asserted against or incurred by any Fund lndemnitee arising out of or attributable to claims by any third party arising directly out of or in connection with the Transfer Agent’s lack of good faith, negligence or willful misconduct in the performance of the Services hereunder.”

2A.	The following is hereby added as a new subsection 9.7:

“9.7. If the Transfer Agent has access to, acquires or otherwise processes Personal Information (as defined in Schedule 4) in the course of or in connection with this Agreement, the Transfer Agent shall comply with the additional terms set out in Schedule 4.”

2.	The sentence reading: “Records maintained by the Transfer Agent on behalf of the Funds shall be made available for reasonable examinations by the SEC upon reasonable request and shall be maintained by the Transfer Agent for such period as required by applicable law and mutually agreed upon written procedures or until such earlier time as the Transfer Agent has delivered such records into the Fund’s possession or destroyed them at the Fund’s request in accordance with the mutually agreed upon written procedures.” in Section 10.3 of the Agreement is hereby deleted and replaced with the following:

“10.3. Records maintained by the Transfer Agent and its subcontractors, if any, on behalf of the Funds shall be made available for reasonable examinations by the Fund’s governmental regulators (including, without limitation, the SEC) upon reasonable request and shall be maintained by the Transfer Agent for such period as required by applicable law and those written procedures agreed upon by the parties or, in the absence of the foregoing, during the Term and thereafter as required by SS&C’s internal document retention policies (being at least six (6) years) or until such time as the Transfer Agent has delivered such records into the Fund’s, or other service providers’ (as directed by the Fund), possession or destroyed them at the Fund’s request.”

3.	The following is hereby added as a new subsection 11.10:

“11.10. Termination for Change of Control. The Fund may, on written notice, terminate this Agreement if Transfer Agent undergoes a change of Control; provided, that, such notice may only be given within one (1) year of the Fund first becoming aware of such change of Control having occurred or of the Fund receiving written notification of it having occurred from Transfer Agent, whichever is later. For purposes of this Agreement, “Control’’ means the control of an entity, whether through the direction of the management, policies, and/or operations of such entity, through ownership of voting securities, by contract or otherwise, or the ownership of, or the power to vote, at least 50% (or, only in the case of the Fund, twenty percent (20%)) of the voting stock, shares, and/or interests of such entity; “Controlled” shall be interpreted accordingly.”

4.	The following is hereby added as a new subsection 11.11:

“I 1.1 I. Termination for Regulatory Reason. Notwithstanding anything to the contrary in this Agreement, the Fund may, on thirty (30) days’ written notice or shorter timeframe if requested by the Fund’s governmental regulators, terminate this Agreement (in whole or in part), without any penalty or termination fee or any other liability, if any such regulator so requires.”

5.	The following is hereby added as a new subsection 13(t):

“I 3(t). Background Checks. Transfer Agent shall ensure that all services performed under the Agreement (including, without limitation, those services set out in Sections 1 and 2) are provided by Transfer Agent Personnel who have been background-checked by (or on behalf ot) Transfer Agent as to their entitlement to work, employment, education, and criminal records history, to the extent permitted by laws applicable to SS&C, with no conviction for any offence involving fraud, money laundering or embezzlement, or any other material adverse findings. For purposes of this Agreement, “Personnel” means each party’s officers, employees, consultants, contractors, workers, and agents, and those of its affiliates and subcontractors.”

6.	The following is hereby added as a new Section 18:

“18(a). Insurance Coverage. Without prejudice to or limiting Transfer Agent’s obligations or liability under this Agreement in any way, Transfer Agent shall throughout the Tenn, obtain and maintain in full force and effect such policies of insurance in at least the minimum coverage amounts and on the terms, set out in Schedule 18 (Insurance). Transfer Agent shall ensure that all insurance required to be carried by Transfer Agent is with insurers that maintain a minimum rating of A-Vil by the A.M. Best Company or its equivalent. Transfer Agent shall send a copy of the insurance certificate for each of the above policies to the Fund at CMSAdmins@morganstanley.com prior to the Amendment Effective Date, and annually thereafter, and within fifteen (15) business days of any replacement or renewal policy taking effect and promptly following the Fund’s request at any time. The Funds acknowledge and agree that Transfer Agent’s insurance responsibility requirements placed on its vendors via contract varies based on Transfer Agent’s third party vendor risk analysis and the risk profile of each vendor, however, Transfer Agent agrees that it shall use best endeavors to require its “Material Subcontractors” (defined as any subcontractor of the Transfer Agent that: (i) may have access to any of the Fund’s Confidential Information and/or personally identifiable information of the Funds’ shareholders); and/or (ii) is significantly relied on by the Transfer Agent, meaning that interruption or discontinuance of service by such subcontractor could cause the provision of the Services to be materially disrupted or degraded) to have the following minimum insurance coverage amounts:

1.	Commercial General Liability insurance including bodily injury, property damage (including loss of use) and personal and advertising injury liability covering all employees, contractors, and sub-contractors involved in performing services or providing products or other deliverables under this Agreement. All coverage will be on an occurrence basis with limits of$1,000,000 per occurrence, $1,000,000 damage to rented premises per occurrence, $ I 0,000 medical expense (any one person), $1,000,000 personal and advertising injury, $2,000,000 general aggregate, and $2,000,000 products and completed operations aggregate.

2.	Automobile Liability insurance covering the use of any auto, including all owned, non owned and hired vehicles, with a combined single limit of liability of $1,000,000 per accident for bodily injury and property damage.

3.	Workers’ Compensation and Employers’ Liability insurance coverage in accordance with applicable laws covering all employees or contractors involved in supplying the services and/or products or other deliverables hereunder. Employer’s Liability insurance covering all of Supplier’s employees and contractors with limits of at least $1,000,000 for bodily injury by accident, $1,000,000 each employee for bodily injury by disease, and $1,000,000 policy limit for bodily injury by disease.

4.	Umbrella Liability insurance, on an occurrence basis, in excess of the underlying coverage for Commercial General Liability, Automobile Liability and Employers’ Liability. Limits of liability will be $5,000,000 per occurrence and $5,000,000 in the aggregate.

5.	All Risk Property Damage, Business Interruption and Extra Expense insurance upon property of every kind and description owned or utilized by Supplier and in the care, custody or control of Supplier, in an amount of not less than the full replacement cost thereof, and any resultant loss of earning or profits or extra expense incurred for damage to or destruction of property. Such coverage shall insure at least against fire and such other perils as are included in the standard “all-risks” coverage including, without limitation, sprinkler leakage where applicable, earthquake, flood and collapse. “Customer” shall be named as first loss payee with respect to Customer property in the care, custody, and control of the Supplier.

6.	Professional Liability (Errors & Omissions) insurance if Supplier is providing any kind of professional service(s), advice and/or products in connection with this Agreement, insurance will include, but not be limited to coverage for actual or alleged liabilities arising from errors, omissions, breach of duty, neglect in rendering or failing to render services, misstatement, misleading statements, violation of software copyrights, defense cost, and/or loss or disclosure of electronic data. Policy will be written on a claims made basis with limits of at least $10,000,000 per claim and in the aggregate.

7.	Cyber/Network Security/Information Security/Privacy Liability insurance coverage with limits of at least $10,000,000 per claim and $10,000,000 in the aggregate for all claims each policy year, covering network and privacy risks (including coverage for unauthorized access, failure of security, breach of privacy, wrongful disclosure of personally identifiable information, protected health information or confidential business information, as well as notification costs and regulatory defense) in the performance of services for or provision of products to Customer. Insurance will be on a worldwide basis.

8.	Media Liability insurance, including coverage for liability arising from intellectual property infringement, privacy infringement, advertising and content offenses and defamation, with minimum coverage limits of $5,000,000 per claim and in the aggregate.

9.	Commercial Crime/Financial Institution Bond insurance policy on a commercial form in an amount of at least $ I 0,000,000 per claim and providing coverage for: (i) dishonest, fraudulent or malicious acts of any employee or agent of Supplier wherever committed; (ii) coverage for malicious damage or destruction of or malicious damage to property, electronic data or electronic data processing media arising from misappropriation, conversion or any dishonest act by any employee or agent of Supplier or by any person for whom Supplier is responsible under this Master Agreement or at law; and (iii) electronic and computer theft”

7.	The words “externally-facing” shall be deleted throughout Section 3.2 to Schedule I 0.6 of the Agreement.

8.	The following shall be inserted at the end of the penultimate sentence of Section 3.2 to Schedule I 0.6 of the Agreement:

“ .... and summarizing the number of critical and high rated findings identified which are outstanding in post-remediation testing activities. Following such penetration testing Transfer Agent shall remediate any deficient security controls or vulnerabilities within the system that are in scope for services contracted to Client to the extent such deficiencies are High or Critical (equivalent to a rating above 6.9 pursuant to the Common Vulnerability Scoring System v.3.0 or as designated under any successor system), or mitigate or risk accept them in accordance with Transfer Agent’s risk program, in each case, on a time scale commensurate with the risk they represent and as may be further summarized in the Security Standards.”

9.	The following is hereby added as a new Section 3.3 to Schedule I 0.6 of the Agreement:

“3.3. Failure to Remediate. If Transfer Agent fails to remediate all such deficiencies and vulnerabilities under Section 3.2, the Fund may give Transfer Agent additional time to do so or terminate this Agreement (in whole or in part) with 120 days’ prior notice without any penalty or termination fee or any other liability, upon written notice to Transfer Agent. The Fund is not permitted to conduct penetration testing or other code scanning on SS&C’s environment and software. At no time will SS&C be required to reveal any details or information that could reasonably be expected to jeopardize the security or integrity of any SS&C system or the confidentiality or security of any other client’s data.”

10.	The following is hereby added as a new Section 6 to Schedule l0.6 of the Agreement:

“6. Security Standards. The Transfer Agent shall ensure that its information security program includes, the IT and cyber controls set out in Appendix 2 to this Schedule.”

11.	Insurance.

Schedule 18 (Insurance), attached hereto, will be added to the Agreement.

12.	Penetration Testing Remediation.

Appendix I to Schedule I 0.6 (Penetration Testing), attached hereto, will be added to the Agreement by operation of items 8 and 9 of this Amendment.

13.	Security Standards.

Appendix 2 to Schedule I0.6 (Security Standards), attached hereto, will be added to the Agreement by operation of item IO of this Amendment.

14.	Data Protection.

Schedule 4 (Compliance with Privacy and Data Protection Laws and Regulations), attached hereto, will be added to the Agreement by operation of item 2A of this Amendment.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the Amendment Effective Date stated herein.

UNDERSTOOD AND AGREED:

Each of the entities, individually and not jointly, as listed in Schedule A of the Agreement	SS&C GIDS, Inc.

/s/ Von M. Hughes	/s/ Nick Wright
[Signature]	[Signature]

Von M. Hughes	Nick Wright
[Printed Name]	[Printed Name]

Authorized Signatory
[Title], as an Authorized Officer on behalf of each of the Funds as listed in Schedule A of the Agreement	[Title]

October 2, 2024
[Date]	[Date]

Schedule 18

Insurance

Type of Insurance	Minimum Coverage Amount
Workers’ Compensation or Employer’s liability Insurance in such form, including such coverage and in such amounts, as may be required by law.	As required by law, but if not required by law, minimum coverage amount to be no less than $1,000,000 (USO)* per disease, accident, employee and/or occurrence.

Broad Form Commercial General liability or Public Liability Insurance written on an occurrence basis, with a duty to defend, and including coverage in respect of: death, bodily or personal injury, property damage, advertising injury, products and completed hazards, and contractual liability for an insured contract (but Supplier being solely liable for any policy deductible, self-insured retention or excess).

$3,000,000 (USO)• (or, if Morgan Stanley deems Supplier to be providing construction works or services, $5,000,000 {USO)*), per occurrence and in the aggregate. This minimum limit requirement may be met by any combination of primary and/or umbrella/excess coverage.

Comprehensive Crime, Employee Dishonesty or Fidelity Insurance including coverage in respect of: employee theft, forgery, fraud and computer crime (but Supplier being solely liable for any policy deductible, self-insured retention or excess).	$3,000,000 (USO)*, per loss and in the aggregate.
Professional (Errors and Omissions and Cyber) Insurance covering errors and omissions, and network and privacy risks in the performance of services for the Customer. If coverage is written on a “claims made” basis, it shall be maintained for at least one year following the termination or expiration of this Agreement..	$10,000,000 IUSD)*, per claim and in the aggregate.

*Or, if higher, the amount required by Applicable Laws. Amounts are expressed here in United States Dollars but may be satisfied by an equivalent amount in the local currency in which the relevant policy is denominated, applying the foreign exchange conversion rate las quoted by a recognized exchange) in force as at the date that cover under such policy is commenced or renewed (as the case may be).

APPENDIX 2 to Schedule 10.6

Security Standards

Control	Requirements
1. Encryption Algorithms

Transfer Agent shall employ industry recognized encryption algorithm (such as TLS, PGP, SFTP, AES) when communicating Customer Data in Transfer Agent’s possession or control over any public network or when using encryption to store Customer data at rest and computing resources. Transfer Agent shall implement and comply with a formal encryption policy covering acceptable standards, algorithms, key administration practices, and certificates for Fund’s Confidential Information, which shall not be less than these minimum standards:

•    Encryption in transit: TLS 1.2 or above, IPSec, SSHv2.

•    Encryption at rest: Symmetric Encryption using AES128, AES192, or AES2S6 in the CBC, CFB, OFB, CTR, XTS or GCM block cipher modes.

Implementation notes:

•    If public key is used, it must be RSA-2048, RSA-3072, or RSA-4096.

•    If digital signature is used, it must be DSA-2048, DSA-3072, RSA-2048, RSA-3072, RSA-4096, ECDSA-224, ECDSA-256, ECDSA-384 or ECDSA-521.

•    If hashing algorithm is used, it must be SHA-256, SHA-384, SHA-512, SHA-512/256, SHA3-256, SHA3-384 or SHA3-512.

If key derivation function is used, it must be Argon2, PBKDF2, scrypt, or bcrypt.

2. Storage Level Encryption	Transfer Agent must use storage level encryption to encrypt Fund’s Confidential Information at rest.
3. Key Management

Transfer Agent must ensure that:

•    all encryption keys used in conjunction with Fund’s Confidential Information are dedicated to Fund (and not used in conjunction with data of any other customer of Transfer Agent);

•    all such encryption keys must be rotated at least once every two years; and

•    all such encryption keys must be stored in a designated vault or key management service, following industry best practices (e.g. currently agreed to by the Parties as a minimum standard of NIST 800-57, FIPS140-2 level 2).

4. Authentication

Transfer Agent must use one or more of the methods for authenticating Fund’s Personnel or other authorized users attempting to access systems in scope for the Services in accordance with the Transfer Agent’s risk program.:

•     SAML / OIDC SSO

•     Password + source IP validation

5. Identity and Access Management

Transfer Agent must ensure that the following identity and access management operations in respect of Fund’s Personnel or other authorized users accessing the Services can be controlled by Fund (and not solely by Transfer Agent):

•    User provisioning operations (e.g. create, modify, terminate, delete);

•    Entitlement management (e.g. create, modify, delete, assign and revoke roles and privileges);

•    Reporting for identity and access management operations (for the purpose of auditing and periodic reviews).

6. Privileged Access	Transfer Agent must ensure that administrator privilege access by Transfer Agent Personnel to Fund’s account(s) with Transfer Agent (i.e. ability of a user to modify asset configuration or controls (e.g. access management, logging etc.) beyond normal daily business use) is provided just in time, as needed, instead of persistently available.

Control	Requirements
7. Access Privilege Management	Transfer Agent must ensure that access privileges of all Transfer Agent Personnel accessing Fund’s account(s) with Transfer Agent are assigned on a ‘need-to-know’ basis (i.e. users granted minimum access rights that are strictly required to execute their duties) and, in all cases, are reviewed regularly and promptly modified or withdrawn (whenever appropriate).
8. Password Updating	Transfer Agent must ensure that: (i) Transfer Agent Personnel accessing Fund’s account(s) with Transfer Agent are regularly required to update their passwords; and (ii) Fund’s Personnel or other authorized users attempting to access the Services are regularly required to update their passwords, or else that Fund’s administrative user(s) have the ability to configure the Services settings so that such updating is required.
9. User activity logs

Transfer Agent must ensure that all activities by Transfer Agent Personnel accessing Fund’s account(s) wlth Transfer Agent are logged (such that the individual users who performed them are identifiable), that such logs are monitored, are secured to prevent unauthorized modification or deletion and retained for a period commensurate with the criticality of the operations concerned (without prejudice to Transfer Agent’s record retention obligations under the Agreement).

10. Patch Management

•    Transfer Agent will use a risk-based patching method to determine the priority and sequencing of system patches applicable to the environment in accordance with Transfer Agent’s internal policies.

•    To enable risk-focused mitigation, any findings are summarized into categories (High, Medium and Low) based on their ease of exploitation and impact. Existing compensating controls are also considered while devising remediation plans for the identified findings. High and medium rated findings are taken up on priority for remediation. AU remediation efforts are duly tracked and tested prior to closure.

•    Relevant and verified patches for high-risk security issues are applied to systems on a risk-based timeframe that reflects the credible threats to the particular environment, and includes confirmation testing as needed, and therefore timeframes may differ.

•    Transfer Agent shall ensure that all urgent, critical, and high patches to systems that are in scope for the Services that are relevant and verified without operational impact, are implemented in a timely manner in accordance with Transfer Agent’s internal policies. Should such preclusion exist, mitigating controls offering the same level of protection must be implemented within the aforementioned time frame. The timeframes for applying patches normally align to their severity rating but may be adjusted to reflect the availability of mitigations, a local risk assessment of the problem to be remediated, and system stability risk.

•    Patches categorized as “medium” and “Low’’ may be applied at Transfer Agent’s policies.

•    As a general principle, patches are employed to in-scope applications per Transfer Agent’s policies regardless of the severity of the event.

11. Anti-Virus Software

Transfer Agent shall install, enable, and keep current reputable, commercially available anti-malware technologies and other appropriate measures to scan for and detect the presence of malicious code on all Transfer Agent systems used in the provision and/or support of the Services; and for Customer Confidential Information, any type of malicious code that could potentially compromise such Customer Confidential Information.

12. Firewall	Transfer Agent must ensure that a firewall is maintained in defense of all internet-facing systems used in the provision and/or support of the Services.

Schedule 4

Compliance with Privacy and Data Protection Laws and Regulations

1.	General Privacy and Data Protection

1.1	Privacy. For the purpose of this Schedule 4, “US Data Protection Laws” means federal and state laws relating to data protection and the processing of Personal Information in force from time to time in the United States, in each case to the extent applicable to the processing of Fund Personal Information by the Transfer Agent in the provision of Services under this Agreement. “Business”, “Consumer”, “Personal Information” and Service Provider” have the meaning given to them in the US Data Protection Laws, The Parties acknowledge and agree that for the purposes of the US Data Protection Laws, the Transfer Agent will act as a “Service Provider” or “Processor, as applicable, in its performance of its obligations pursuant to this Agreement and Fund shall be a “Business” or “Controller”. The Transfer Agent will comply with its own applicable obligations as Service Provider under US Data Protection Law.

1.2	The Transfer Agent will not process Fund Personal Information in a manner inconsistent with the Transfer Agent’s role as Fund’s Service Provider and as such role and responsibility is outlined in this Agreement.

1.3	The Transfer Agent will not process, retain, use, disclose or “share” Fund Personal Information outside of the direct business relationship between Fund and the Transfer Agent and except as outlined herein.

1.4	The Transfer Agent shall take steps to ensure that any natural person acting under its authority who has access to Fund Personal Information does not process them except on instruction from the Fund, unless he or she is required to do so by US Data Protection Laws. The Transfer Agent shall provide the Fund with written notice of any sub-processor of any Fund Personal Information and such sub-processor shall constitute a subcontractor for the purposes of this Agreement.

1.5	The Transfer Agent shall, and shall procure that each of its subcontractors shall, put in place appropriate technical, physical, administrative and organizational measures against unauthorized or unlawful processing of Fund Personal Information and against accidental destruction or loss of, or damage to, Fund Personal Information processed pursuant to this Agreement, taking into account the nature, scope, context and purposes of processing, as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons.

1.6	To the extent legally permitted, the Transfer Agent shall promptly (within 48 hours) notify Fund if the Transfer Agent receives any Consumer requests from an individual seeking to exercise any rights afforded to them under applicable US Data Protection Law regarding personal data and the Transfer Agent shall provide Fund with reasonable assistance in Fund’s obligations to respond to such Consumer requests, taking into account the nature of processing and the information available to the Transfer Agent.

1.7	The Transfer Agent will cooperate to the extent reasonably necessary in connection with Fund’s requests related to data protection impact assessments and consultation with supervisory authorities, in each case taking into account the nature of processing and the information available to the Transfer Agent. Staff time in excess of IO hours per services agreement in any year shall be chargeable at the Transfer Agent standard rates together with any pre-approved expenses.

1.8	To the extent legally permitted, the Transfer Agent shall promptly (within 72 hours or such shorter period required under US Data Protection Laws after becoming aware) notify the Funds in writing if it becomes aware of: (i) any disclosure of any Fund Personal Information to it or its personnel where the purpose of such disclosure is not known; and/or (ii) any request for disclosure or inquiry regarding Fund Personal Information from a third party.

1.9	The Transfer Agent shall maintain complete and accurate records of, and adequate supporting documents in relation to, its provision of the Services and provide the Funds and/or its authorized representative (including by way of audit) with full access to such records, supporting documents and information necessary to demonstrate compliance with US Data Protection Laws and this Schedule.

1.10	The Transfer Agent shall provide Fund reasonable assistance in Fund’s obligations in connection with a request for deletion by a Consumer pursuant to US Data Protection Law, and at Fund’s written direction and cost, the Transfer Agent shall delete such Personal Information, in each case taking into account the nature of the processing and the information available to the Transfer Agent, provided that the Transfer Agent shall not be required to comply with a request to delete Personal Information if it is reasonably necessary for the Service Provider to retain the Personal Information where required by applicable US Data Protection Law.

1.11	If the Transfer Agent learns of any confirmed unauthorized access to or acquisition of Fund Personal Information and if the law requires that the Transfer Agent notify, or the Transfer Agent voluntarily intends to notify, the individuals whose Personal Information was accessed or acquired, the Transfer Agent shall not, except to the extent prohibited by mandatory US Data Protection Laws, notify any such individual until the Transfer Agent first consults with the Funds and the Funds have had an opportunity to review the notification the Transfer Agent proposes to issue to individuals and given its express written consent to the same.

1.12	Fund agrees that it shall comply at all times with its own applicable obligations as Business under applicable US Data Protection Law. Fund agrees to ensure that all relevant Consumers for whom the Transfer Agent will process Personal Information on Fund’s behalf as contemplated by the Agreement are fully informed concerning such processing, including, where relevant, the processing of such Personal Information outside a specific state and if applicable provide consent for purposes of compliance with applicable US Data Protection Law.